FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 18, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Página 1 de 5 BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Corporate Taxpayer's ID (CNPJ/MF): 07.628.528/0001-59 Company Register Identification Number (NIRE): 35.300.326.237 Publicly Held Company CALL NOTICE ANNUAL AND EXTRAORDINARY GENERAL MEETING We hereby convene the shareholders of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, a publicly-held corporation, headquartered in the city of São Paulo, State of São Paulo, at Avenida Rebouças, No. 2.942, 6th floor, Pinheiros, ZIP Code 05.402-500, registered with the Brazilian Securities and Exchange Commission ("CVM") as a category "A" publicly-held company under code No. 20036 ("Company" or "BrasilAgro"), pursuant to Article 124 of Law No. 6,404, dated December 15, 1976, as amended ("Brazilian Corporate Law"), and Articles 4, 5, and 6 of CVM Resolution No. 81, dated March 29, 2022, as amended ("CVM Resolution 81"), to attend the Annual and Extraordinary General Meeting to be held, on first call, at 2 p.m. local time (UTC- 3), on October 21, 2026, exclusively in digital format ("Meeting"), as per the prerogative provided in Article 124, paragraph 2-A, of the Brazilian Corporate Law, regulated by CVM Resolution 81, via the electronic platform "Ten Meetings" ("Digital Platform"), accessible through the electronic address https://assembleia.ten.com.br/787766927 ("Electronic Address of the Meeting"), to deliberate on the following agenda: 1. AGENDA A) At the Annual General Meeting (i) To take the management's accounts, examine, discuss, and vote on the Management's Annual Report and the Financial Statements, accompanied by the Independent Auditors' Report and the opinions of the Fiscal Council and the Audit Committee, for the fiscal year ended June 30, 2026; (ii) To resolve on the distribution of interim dividends, based on the balance of the Investment and Expansion Reserve reflected in the Financial Statements for the fiscal year ended June 30, 2026, in the total amount of thirty million reais (BRL 30,000,000.00), pursuant to the Management's Proposal;

Página 2 de 5 (iii) To resolve on determining the number of members to compose the Company's Fiscal Council for the next term of office, pursuant to the Company's Bylaws; (iv) To resolve on the election of the effective and alternate members of the Company's Fiscal Council; (v) To set the compensation of the members of the Company's Fiscal Council; and (vi) To resolve on determining the global limit of compensation for the Company's management for the fiscal year beginning on July 1, 2026. B) At the Extraordinary General Meeting (i) Examine, discuss, and approve the "Protocol and Justification of the Merger of Agrifirma Agro Ltda. into BrasilAgro – Companhia Brasileira de Propriedades Agrícolas" ("Protocol and Justification"), setting forth the terms and conditions of the merger of Agrifirma Agro Ltda. ("Agrifirma") into the Company ("Merger"); (ii) Ratify the appointment and engagement of Athros Auditores Independentes ("Appraisal Firm"), as the party responsible for preparing the appraisal report at book value of Agrifirma's net equity, in connection with the Merger ("Appraisal Report"); (iii) Approve the Appraisal Report; (iv) Approve the Merger, pursuant to the terms of the Protocol and Justification; and (v) Authorize the Company's management to take all measures necessary to implement the resolutions approved at the Meeting. 2. GENERAL INFORMATION Documents related to the proposal to be considered at the Meeting, including those required by CVM Resolution No. 80, dated March 29, 2022, as amended, and CVM Resolution 81, are available for review at the Company's headquarters, on the BrasilAgro Investor Relations website (https://ri.brasil-agro.com/), and on the websites of B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.gov.br/cvm).

Página 3 de 5 3. PARTICIPATION IN THE MEETING 3.1. In compliance with the provisions of Article 5, Paragraph 4, of CVM Resolution 81, the Company clarifies that the choice of the digital format for holding the Meeting aims to facilitate and encourage shareholder participation. 3.2. Pursuant to Article 6 of CVM Resolution 81, to participate virtually in the Meeting via the Digital Platform, shareholders, their legal representatives, or proxies must register at the Electronic Address of the Meeting no later than 2 (two) days before the Meeting date, that is, by October 19, 2026, in accordance with Article 6, §§1 and 3 of CVM Resolution 81. 3.3. The participation request must include: (i) identification of the shareholder, legal representative, or appointed proxy, including full names or corporate names and their CPF or CNPJ numbers, as applicable; (ii) contact telephone number; and (iii) email address of the Meeting participant to which the Company will send access details (e.g., link, login, and password) for the Meeting. Additionally, the shareholder must submit authenticated copies of the documents detailed below. Note that (i) foreign documents need not be accompanied by a sworn translation if originally drafted in Portuguese, English, or Spanish, or if accompanied by translations in these languages; (ii) notarization of signatures is not required, with each shareholder responsible for the authenticity and integrity of the documents presented; and (iii) powers of attorney granted electronically must use digital certificates issued by the Brazilian Public Key Infrastructure (ICP- Brasil): a. For individuals: (a) Photo ID of the shareholder; (b) If represented by a proxy, a power of attorney with special powers; and (c) If applicable, photo ID of the proxy. b. For legal entities: (a) Current consolidated bylaws or articles of incorporation; (b) Complete chain of corporate documents proving representation powers; (c) Photo ID of the legal representative(s); (d) If represented by a proxy, a power of attorney with special powers; and (e) If applicable, photo ID of the proxy. c. For investment funds: (a) Current consolidated regulations of the fund; (b) Current consolidated bylaws or articles of incorporation of the administrator or manager, as applicable, observing the fund's voting policy; (c) Complete chain of corporate documents proving the representation powers of the administrator or manager; (d) Photo ID of the legal representative(s) of the administrator or manager; (e) If represented by a proxy, a power of attorney with special powers; and (f) If applicable, photo ID of the proxy.

Página 4 de 5 3.4. The documents required for shareholders to participate in the Meeting – as per item 3.3 above – are the same as those required for shareholders participating via representatives, according to their nature (individual, legal entity, or investment fund). Powers of attorney granted electronically must use digital certificates issued by the Brazilian Public Key Infrastructure (ICP- Brasil). 3.5. In accordance with Article 5, item III, of CVM Resolution 81, to participate virtually in the Meeting via the Digital Platform, shareholders, their legal representatives, or proxies must follow the detailed guidelines in the Management Proposal for the Meeting, also available for download at the Electronic Address of the Meeting. 3.6. Shareholders who do not complete the registration and/or do not inform the absence of receipt of the Meeting access instructions within the specified time frames will not be able to participate in the Meeting. 3.7. The Company will also adopt a remote voting system via distance voting ballots for this Meeting, as established in CVM Resolution 81. 3.7.1. For participation via remote voting, the completion and submission of the distance voting ballot must be carried out at least four (4) days before the Meeting, i.e., by October 17, 2026, through: (a) submission to the custody agent – exclusively for shareholders holding shares deposited with a central depository; (b) submission to the registrar of the Company's shares (i.e., Itaú Corretora de Valores S.A.) exclusively for shareholders holding shares deposited with the registrar; or (c) submission to the central depository – exclusively for shareholders holding shares deposited with a central depository; and (d) directly to the Company. Detailed rules and guidelines, as well as procedures and additional information for shareholder participation in the Meeting via the Digital Platform or remote voting, are available in the Management Proposal for the Meeting. This document is available for review at the Company's headquarters, on the BrasilAgro Investor Relations website (https://ri.brasil-agro.com/), and on the websites of B3 (www.b3.com.br) and the CVM (www.gov.br/cvm). For any questions, please contact the Company's Investor Relations department at phone number +55 (11) 3035-5350 or via email at ri@brasilagro.com. São Paulo, September 18, 2026

Página 5 de 5 Eduardo Sergio Elsztain Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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